

October 19, 2012

Via E-mail
Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139

Re: Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 000-19319

Dear Mr. Smith:

We have reviewed your September 17, 2012 response to our August 20, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results Of Operations
Operating Costs and Expenses
Cost of product revenues, page 63

1. We do not believe that you have demonstrated that costs incurred for commercial sale or possible commercial sale of product by you or your collaborative partners and not for use in your clinical trials represent research and development expense. In this regard, you have not demonstrated that these costs are excluded from those described in ASC 730-10-

Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
October 19, 2012
Page 2

15-4.c nor have you demonstrated how these costs are identified with research and development activities described in ASC 730-10-25-2. Please confirm to us that, in future filings, you will reclassify these costs out of research and development expenses for each period presented and tell us the line item within your statements of operations in which you will classify these costs, or tell us why you believe no reclassification is necessary.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant